Eric D. Tanzberger
Senior Vice President / Chief Financial Officer

December 4, 2018

Mr. Robert S. Littlepage
Accountant Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: SEC Comment Letter dated October 19, 2018 related to Service Corporation International's Form 10-K for the Year ended December 31, 2017 filed February 14, 2018 and Form 10-Q for the Quarter ended June 30, 2018 filed July 31, 2018

File No. 001-06402

Dear Mr. Littlepage:

This letter responds to the comments that Service Corporation International (the “Company”, “our”, or “we”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) by letter dated October 19, 2018 with respect to the above referenced filings.

We believe this letter is responsive to your comments and requests for information. If the responses provided in this letter are not deemed adequate to answer the Staff's comments, we will make ourselves available to further discuss this matter with the Staff at a mutually convenient time. The Company's goal is to resolve the Staff's comments in a timely manner that is acceptable to the Staff.

For your convenience, our responses are prefaced by the Staff's comments in bold text.

Form 10-Q For The Quarterly Period Ended June 30, 2018

2. Summary of Significant Accounting Policies
Funeral and Cemetery Operations, page 10

1.
Regarding your response to comment four, we note with respect to personalized marker merchandise sold on a preneed contract, you recognize revenue upon delivery to the third party storage facility or installation of the merchandise at the cemetery.  Please clarify for us, for revenue recognition purposes, if you consider control of the merchandise to have been transferred prior to completion of marker engraving and/or final delivery and installation of a fully engraved product at the cemetery.  If so, please explain to us your basis for this policy under ASC 606, including how you considered any remaining performance obligations with respect to the personalized marker merchandise such as custodial or storage services, final engraving and installation at the time of need.

Personalized marker merchandise comprises five promises in preneed contracts; (1) the personalized marker merchandise, (2) storage of that marker until requested by the customer, (3) attaching a prefabricated year scroll, (4) sealing the marker, and (5) polishing the marker. We have determined, in accordance with ASC 606-10-25-16A, that the promises to store (2), attach a prefabricated year scroll (3), seal the marker (4), and polish the marker (5) are immaterial in the context of the contract, as further discussed below. In addition, a customer can separately purchase a full date scroll and installation services.

We identified three performance obligations related to personalized marker merchandise on a preneed contract, (1) personalized marker merchandise, (2) full date scroll, and (3) installation. Each of these promises are distinct in accordance with ASC 606-10-25-19 as the customer can benefit from each respective good or service on its own and the good or services is separately identifiable from the other goods and services in the contract. The installation services and full date scroll are items the customer can choose to include in the preneed contracts, are cancelable at any point prior to performance or delivery, and other vendors may provide such goods and services. We defer the portions of the transaction price allocated to installation and the full date scroll until control transfers at the time the installation services are performed or the full date scroll is delivered.

We consider control of the personalized marker merchandise sold on a preneed contract to have transferred at the point:

•	the marker is manufactured to the customer's specific design specifications;

•	either placed into a third-party storage facility or installed at a cemetery, based on the customer's direction; and

•	title is transferred to the customer.

Once this occurs, the customer has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the marker even without taking physical possession of it and we have the present right to payment based on the contractual terms. In making this determination, we considered the guidance in ASC 606-10-55-83, noting that:

•
The reason for the stored marker arrangement is substantive as the fabrication and storage is at the customer's direction. Customers may choose to have their marker fabricated before the time of need for a number of reasons, including (a) availability at the time of need and (b) ability to observe and confirm the final product.

•	The marker is separately identifiable as belonging to the customer.

•
The marker is ready for physical transfer (with the exception of immaterial promises in the context of the contract as discussed further below). The customer can request physical transfer of the marker at any time after it has been placed into storage. They can cancel the remaining performance obligations, including the installation, on the contract and physically pick-up the marker for their use at places other than our cemeteries.

•	The marker cannot be used or directed to a different customer, as it has been personalized to the customer's specific design specifications.

We determined that attaching a prefabricated year scroll, sealing the marker, polishing the marker, and providing storage services are immaterial in the context of the contract.

The personalized marker merchandise consists of bronze plaques that are cast with the customer's name, date of birth, and other customized designs, such as quotes and pictures. Once completed, the personalized marker is stored or delivered based on the customer’s direction in the contract. The markers are small (generally, 1" by 24" by 12-14"), so each marker does not take up a significant amount of physical space, are made of durable products designed for outdoor use, do not have significant risk of damage or destruction, and are currently stored in areas with relatively low real estate values. At the time of need, the prefabricated year scroll is attached to the marker and the marker is sealed and polished. The prefabricated year scrolls are generally mass-produced and attaching the scroll, sealing, and polishing the marker requires approximately ninety minutes of labor. Additionally, the customer perceives control of the marker has transferred to them upon receipt of the title.

We estimate that each of these promises represents less than 1% of the total consideration in a preneed contract and that, on average when aggregated together; the promises represent 1-2% of the total consideration in a preneed contract. As such, we believe the promises to perform this work are immaterial in the context of the contract in accordance with ASC 606-10-25-16A. Accordingly, we accrue (recognize) our costs associated with these immaterial promises at the time we recognize revenue for the marker.

* * * * * * *

We hope this letter is responsive to your comments and requests for information. We would like to again emphasize that the Company's goal is to resolve comments in a timely manner that is acceptable to the Staff.

Sincerely,

/s/ Eric D. Tanzberger
Eric D. Tanzberger
Senior Vice President and
Chief Financial Officer

cc:	Members of the SCI Audit Committee of the Board of Directors
Members of the SCI Disclosure Committee
PricewaterhouseCoopers LLP